UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

MaxPoint Interactive, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

5777M201

(CUSIP Number)

Joseph Epperson
c/o MaxPoint Interactive, Inc.

3020 Carrington Mill Blvd., Suite 300

Morrisville, NC 27560

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Glen R. Van Ligten, Esq.

Andrew Y. Luh, Esq.

Richard C. Blake, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 321-2400

August 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 57777M 201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Epperson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 596,173(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 596,173(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,173

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.74%(2)
14	TYPE OF REPORTING PERSON	IN

(1)	Consists of (i) 537,715 shares of the common stock, par value $0.00005 per share (“Common Stock”) of MaxPoint Interactive, Inc. (the “Company”) and (ii) 58,458 shares of Common Stock issuable pursuant to Company Stock Awards (as defined in the Merger Agreement (as defined below)) within 60 days of August 27, 2017.

(2)	The percentage calculation is based on (i) 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement) and (ii) 58,458 shares subject to Company Stock Awards issuable within 60 days of August 27, 2017 held by Mr. Epperson.

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Common Stock of the Company.

(b)       The Company’s principal executive offices are located at 3020 Carrington Mill Blvd., Suite 300, Morrisville, NC 27560.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       Joseph Epperson.

(b)       The address of the principal place of business for Mr. Epperson is c/o MaxPoint Interactive, Inc., 3020 Carrington Mill Blvd., Suite 300, Morrisville, NC 27560.

(c)       Mr. Epperson is the Chairman and Chief Executive Officer and a director of the Company.

(d)       During the last five years, Mr. Epperson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, Mr. Epperson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Epperson is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Merger Agreement

On August 27, 2017, the Company entered into an Agreement and Plan of Merger with Harland Clarke Holdings Corp. (“Parent”) and Mercury Merger Sub, Inc. (“Purchaser”) (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company's common stock, $0.00005 par value per share, at a price of $13.86 per share (the “Offer Price”) net to the Company’s stockholders in cash, less any withholding taxes. The Company’s board of directors has unanimously approved, and determined to recommend that the stockholders of the Company accept, the Offer.

Parent and Purchaser have agreed to commence the Offer as promptly as practicable, but no later than September 11, 2017 or such other date as the parties may agree. The consummation of the Offer will be conditioned on (i) there having been validly tendered and not validly withdrawn shares that represent a majority of the total number of shares issued and outstanding at the time of the expiration of the Offer, (ii) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the Merger Agreement not having been terminated in accordance with its terms and (iv) other customary conditions contained on Annex A to the Merger Agreement.

Following the consummation of the Offer, the parties have agreed that, following the satisfaction or waiver of the other conditions to the closing of the merger, Parent shall execute a “short-form” merger (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, which will not require any vote or consent of the Company’s stockholders. As a result of the Merger, each issued and outstanding share of the Company's common stock (other than shares of Company common stock held by Parent and its subsidiaries or held by the Company, or held by stockholders who are entitled to exercise, and who properly exercise, appraisal rights) that is not tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price on the terms and conditions set forth in the Merger Agreement. Following the effective time of the Merger (the “Effective Time”), the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation in the Merger and become an indirect subsidiary of Parent.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among other things, a covenant of the Company not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to allow the Company’s board of directors to exercise its fiduciary duties.

The members of the board of directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the surviving corporation and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the surviving corporation.

At the Effective Time, the certificate of incorporation and the bylaws of the surviving corporation shall be amended and restated to conform to the certificate of incorporation and the bylaws of the Purchaser as in effect immediately prior to the Effective Time.

Each party to the Merger Agreement further agreed to cooperate in taking actions necessary to (i) delist the Common Stock from the Nasdaq Stock Market LLC and (ii) to terminate the registration of the Common Stock under the Exchange Act.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, the Company will be required to pay Parent, or its designee, a termination fee of $3,864,000.

In the event the conditions to consummating the Offer have been met on the date the Offer would otherwise expire and Purchaser does not accept for payment and pay for the tendered shares as a result of Parent not having received the full amount of Parent’s debt financing, the Company may terminate the Merger Agreement and Parent shall be required to pay the Company a termination fee equal to $5,313,000.

Assuming the satisfaction of applicable conditions, the parties expect the transaction to close in the fourth quarter of 2017.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 1 to this report and is incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent, Purchaser or their affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of that agreement and as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by information in a confidential disclosure schedule that the parties have exchanged in connection with signing the Merger Agreement and made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts at the time they were made or otherwise. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Tender and Support Agreement

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement, dated as of August 27, 2017 (the “Support Agreement”), with Trinity Ventures X, L.P., Trinity X Side-by-Side Fund, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity TVL X, LLC, TVL Management Corporation, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General Partner, LLC and Mr. Epperson (each, a “Supporting Stockholder”), solely in their respective capacities as stockholders of the Company and severally and not jointly. The Support Agreement obligates each Supporting Stockholder to tender their Shares in the Offer and otherwise support the transactions contemplated by the Merger Agreement.

The Support Agreement terminates automatically upon the first to occur of (i) the Merger Agreement is terminated in accordance with its terms, (ii) upon the closing of the Merger, (iii) the consummation of the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form or, subject to certain exceptions, timing of the consideration payable to Company stockholders under the Merger Agreement and (v) the mutual written consent of Parent, Purchaser and the Supporting Stockholders. In addition, in the event the Company terminates the Merger Agreement to enter into a Superior Proposal (as defined in the Merger Agreement) and consummates such Superior Proposal, each Supporting Stockholder shall pay to Parent 40% of the incremental difference between the price per share paid under the Merger Agreement and under the Superior Proposal.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Non-Compete Agreements

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, certain executive officers of the Company, including Mr. Epperson, entered into a Restrictive Covenant Agreement by and between such executive officer and the Company, Parent, and Purchaser, effective August 27, 2017. Each Restrictive Covenant Agreement provides that from August 27, 2017 through such executive officer’s employment with the Company and for a period of one (1) year after the termination of such employment by the Company or such executive officer for any reason or no reason, such executive officer shall not, and such executive officer shall cause his or her “affiliates” not to, except in certain circumstances, (i) compete, as described in the Restrictive Covenant Agreement, in the Company’s “Business,” as defined in the Restrictive Covenant Agreement, (ii) solicit or interfere with the Company’s Business, as described in the Restrictive Covenant Agreement, or (iii) solicit or interfere with the Company’s employees or consultants, as described in the Restrictive Covenant Agreement. The parties also agree not to disparage each other, and the executive officers also agree to certain confidentiality obligations, in each case, as described in the Restrictive Covenant Agreement.

The foregoing description of the form of Restrictive Covenant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Restrictive Covenant Agreement, a form of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Additional Information

This Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Common Stock described in this Schedule 13D has not yet commenced. At the time the planned offer is commenced Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to the Company’s security holders for free. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Except as set forth or incorporated by reference in this Schedule 13D, Mr. Epperson has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       Mr. Epperson beneficially owns 596,173 shares of Common Stock, representing approximately 8.74% of the outstanding shares of Common Stock. The percentage calculation is based on (i) 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement) and (ii) 58,458 shares subject to Company Stock Awards issuable within 60 days of August 27, 2017 held by Mr. Epperson.

(b)       Mr. Epperson has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 596,173 shares of Common Stock. Mr. Epperson does not share power to vote or to direct the vote and does not share power to dispose or to direct the disposition of such shares of Common Stock.

(c)       Except as set forth in Item 4 above, Mr. Epperson has not effected any transaction in the Common Stock during the past 60 days.

(d)       Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement, the Support Agreement and the form of Restrictive Covenant Agreement described above, to the best of Mr. Epperson’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Mr. Epperson, in his capacity as a director and executive officer of the Company, along with the other directors and executive officers of the Company, entered into an Indemnification Agreement with the Company, as more fully described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated herein by reference to the form Indemnification Agreement filed as Exhibit 10.1 in Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-201833).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Agreement and Plan of Merger among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. dated August 27, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 28, 2017).
2	Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and certain stockholders of MaxPoint, Interactive, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on August 28, 2017).
3	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on August 28, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2017

Joseph Epperson

By:	/s/ Joseph Epperson

EXHIBIT INDEX

Exhibit	Description

1	Agreement and Plan of Merger among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. dated August 27, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 28, 2017).
2	Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and certain stockholders of MaxPoint, Interactive, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on August 28, 2017).
3	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on August 28, 2017).